[Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3000

July 8, 2010

VIA EDGAR TRANSMISSION AND

FACSIMILE TRANSMISSION TO (202) 551-3581

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International CCE Inc.

Registration Statement on Form S-4

Filed May 25, 2010

File No. 333-167067

Schedule 13E-3 relating to Coca-Cola Enterprises Inc.

Filed May 25, 2010

File No. 005-38029

Dear Mr. Reynolds:

We hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated June 22, 2010 (the “Comment Letter”) on behalf of Coca-Cola Enterprises Inc. (the “Company” or “CCE”) and International CCE Inc. (“New CCE”), and to the extent the responses indicate they are responses of The Coca-Cola Company (“TCCC”) and Cobalt Subsidiary LLC (“Merger Sub”), on behalf of TCCC and Merger Sub. Additionally, New CCE files herewith, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-4, originally filed with the Commission on May 25, 2010 (the “Registration Statement”), and the filing persons that are signatories thereto file Amendment No. 1 to the Schedule 13E-3 originally filed with the Commission on May 25, 2010 (the “Schedule 13E-3”). These amendments reflect the responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the response.

We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Schedule 13E-3

General

1. We note disclosure on page 127 of the registration statement indicating that current executive officers (other than Mr. Cahillane) and directors of CCE will become executive officers and directors of New CCE following the merger and that Mr. Cahillane will continue to be employed by CCE following the Merger. We also note that Mr. Finan, a current director of CCE and executive officer of TCCC, will continue as an executive officer of TCCC following the merger. Please tell us why you believe these persons are not affiliates engaged, directly or indirectly, in the going private transaction. In responding to this comment, please consider section 201.05 of our Compliance and Disclosure Interpretations for Going Private Transactions.

Response: CCE and TCCC considered whether directors and officers of CCE were affiliates of CCE engaged in the transaction within the meaning of Rule 13e-3 and concluded that such persons were not affiliates of CCE engaged in the transaction within the meaning of Rule 13e-3. In reaching this conclusion CCE and TCCC considered the statement in section 201.05 of the Staff’s Compliance and Disclosure Interpretations for Going Private Transactions that an important aspect of the Staff’s analysis is whether or not the management of the company that is going private ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the company in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”)

The current directors and executive officers of CCE do not individually, or collectively as a group, own more than 1% of CCE’s or TCCC’s common stock, and following the transaction, will not own more than 1% of New CCE’s common stock, as is indicated by the disclosure at page 206 of the Registration Statement and none of such persons will be in a position to “control” New CCE or TCCC following the transaction.

In addition, current executive officers (other than Mr. Cahillane) and directors of CCE will not continue as directors or officers of CCE, the company that is going private, and Mr. Cahillane will not be an executive officer of CCE following the transaction. The current executive officers (other than Mr. Cahillane) and current directors (other than Mr. Finan) will serve as executive officers and directors of New CCE, a new public company.

Similarly, as the comment notes, Mr. Finan, a current director of CCE and executive officer of TCCC, will continue as an executive officer of TCCC following the Merger. However, as discussed above and indicated in the Registration Statement at page 206, Mr. Finan will own less than 1% of either of New CCE’s or TCCC’s common stock following the transaction and will not be in a position to “control” CCE or TCCC following the transaction.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of CCE or TCCC, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Response: The Company acknowledges the Staff’s comment that any additional persons added as Schedule 13E-3 filing persons would need to comply with the corresponding disclosure requirements.

3. Please refer to the preceding comment. We note that the current disclosure in the proxy statement/prospectus does not appear to comply consistently with the filing, dissemination and disclosure requirements of Schedule 13E-3 as to New CCE. Please revise the disclosure both in the Schedule 13E-3 and in the proxy statement/prospectus accordingly.

Response: The Company has revised the Registration Statement and the Schedule 13E-3 in response to the Staff’s comments 3 and 46 at pages 5 and 34.

Introduction

4. The last paragraph states that “… no other Filing Person takes responsibility for the accuracy of any information not supplied by any such Filing Person.” As each of the filing persons is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the disclosures otherwise made in the filing, including the certification that accompanies each filing person’s signature on the Schedule 13E-3. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Response: The Company has revised the Schedule 13E-3 in response to the Staff’s comment to remove the referenced statement.

Item 2

5. Item 2(f) of Schedule 13E-3 refers the reader to disclosure in the Form S-4 under the heading “Interests of Certain Persons in the Merger.” Please advise us what specific disclosure within that section discusses prior stock purchases by any of the filing persons along with the other information required by Item 1002(f).

Response: The Company has revised the Schedule 13E-3 in response to the Staff’s comment to indicate that the referenced disclosure is included under the caption “Interests of Certain Persons in the Merger—Recent Transactions,” which has been prepared to respond to the overlapping disclosure requirements in Item 11 of Schedule 13E-3 and Item 1008(b) of Regulation M-A.

Registration Statement on Form S-4

General

6. Please tell us your basis for indicating that the registrant is an accelerated filer.

Response: Counsels to the Company have been in discussions with members of the Division’s Chief Counsel’s Office regarding New CCE’s eligibility to use Form S-3 before and after the proposed transaction. In light of these discussions, the Company intends to separately respond to this comment.

7. Please furnish the information required by Rule 14a-5(e). See Item 18(a)(1) of Form S-4.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 209.

Cover letter to shareholders

8. Revise your letter to shareholders to make clear that voting in favor of the merger will have the effect of taking CCE private—with respect to the North American and related operations—and that shareholders will no longer hold any ownership interests in those North American and related operations. Also, explain the term “going private” the first time you use it, so that shareholders will understand the purpose and effect of this transaction.

Response: The Company has revised the Registration Statement in response to the Staff’s comment.

9. Please revise to indicate whether the merger is conditioned on the Norway-Sweden acquisition.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to state, as disclosed at pages 10, 86 and elsewhere in the Registration Statement, that the obligation of CCE and New CCE to complete the Merger is subject to conditions described in the proxy statement/prospectus, including the consummation of the Norway-Sweden Acquisition substantially concurrently with the consummation of the Merger.

10. In this regard, we note the statement that the parties’ obligations to complete the acquisition “are substantially the same conditions as those in the Merger Agreement.” It is unclear if you intend to seek separate shareholder approval for the Norway-Sweden acquisition. Please revise or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to state that the parties’ obligations to complete the Norway-Sweden Acquisition are subject to substantially the same conditions, other than shareowner approval, as those in the Merger Agreement and that separate shareowner approval for the Norway-Sweden Acquisition is not being sought, since it is not required under applicable law.

Summary, page 1

11. The first sentence in your introductory paragraph states that the summary “does not contain all of the information that is important to you to understand the Transaction fully.” A summary, by its very nature, does not and is not required to contain all the detailed information that is in the prospectus. Delete or revise this statement. Make similar revisions to the introduction on pages 15 and 103.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 1, 81 and 110.

12. Please expand your disclosure to include a brief description of the significant historical and anticipated strategic relationships between the parties, including the “5-year incidence pricing arrangement” and the 10-year license agreement to be effective at closing.

Response: Response: The Company has revised the Registration Statement in response to the Staff’s comments 12, 61 and 63 at page 2 to add a cross-reference to the disclosure at page 151.

13. Please revise the description of the parties to summarize in qualitative and quantitative terms which CCE operations are being acquired by TCCC and which operations will be a part of the new public entity. For example, we note disclosure on page 30 stating that New CCE will be a smaller company that is more narrowly focused geographically than CCE. Please indicate the approximate percentages of last year’s revenues attributed to the two portions of CCE being separated.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 2.

14. Also, please revise the graphic on page three to briefly indicate the approximate percentages of existing CCE that will be transferred to New CCE and TCCC after the merger. In this regard, it is unclear why you highlight the BVI and Cayman operations in the letter to shareholders but do not indicate those operations in the graphic.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 4. The Company supplementally advises the Staff that the reference to the BVI and Cayman operations is merely to clarify that they will be treated as part of the North American operations that will be transferred to TCCC.

15. With a view to disclosure, advise us in quantitative terms what consideration TCCC is providing to acquire the balance of CCE’ s North American business, as defined in the letter to shareholders.

Response: The Company supplementally advises the Staff, as is described in the Registration Statement and in response to comment 24, that the consideration in the transaction consists of many aspects and no single component of the value of the Merger Consideration was attributed to any specific component of the assets and liabilities to be transferred or retained in the transaction. The parties to the transaction believe it would be misleading to emphasize any one component of the value of the Merger Consideration, or of the assets and liabilities to be transferred or retained, in isolation from the other components.

16. Please revise the reference to Affiliated Transaction Committee on page five to briefly define it. Currently you do not provide such information until page 37.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 6.

17. Please revise the tax discussion on page seven to summarize the IRS tax ruling disclosure on page 87 or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 9.

18. Please revise the third paragraph on page 11 and where appropriate to quantify the approximate amount of financing that New CCE needs to obtain through public or private markets.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 12 to 13.

Summary Consolidated Financial Data of CCE, page 13

19. In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c)(4) and (5).

In addition, please be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that CCE present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which CCE has any fixed charges.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 15 to include the ratio of earnings to fixed charges and the book value per share for all periods presented.

20. Please revise “Market Price and Dividend Information” on page 14 to either relocate the disclosure or revise to clearly indicate that the CCE figures are not indicative of what New CCE may trade for or issue in dividends, if any.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 17.

21. Please revise to include all of the information required by Item 3(f) of Form S-4.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 16 to provide all of the information required by Item 3(f) of Form S-4.

22. Please revise the questions and answers to provide clear, concise answers. For example, the answer to the question “What is the purpose of this special meeting?” does not include a statement indicating that CCE has agreed to let TCCC take the North American company private and carve out a separate entity comprised of the remaining European and certain other operations. You also do not provide “Yes” or “No” answers to the fourth Q&A on page 16 and the second Q&A on page 19. Please revise accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 81, 81 and 85.

Risk Factors, page 23

23. To place the risk in context, please revise the first risk factor on page 27 to quantify the approximate negative impact caused by the two-week labor disruption.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 93.

24. Please revise the second to last risk factor on page 31 to address the $10 per share to be received by CCE shareholders. Revise here and where appropriate to indicate whether the $10 per share distribution is partially intended to compensate CCE shareholders for the decrease in the value of their equity given the transfer of the portion attributable to the North American and related operations to TCCC. We may have further comment.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 97 to disclose that although the value of the Stock Consideration cannot be determined prior to completion of the Merger, the Cash Consideration of $10.00 per share has a fixed value. The Company respectfully submits that the Cash Consideration is not intended to compensate shareowners for a “decrease” in value of their equity and to suggest so would be misleading as it would focus attention on only one aspect of the transaction while ignoring others. For example, the transaction as a whole includes, among other things, cancellation of TCCC’s equity interest in the European operations of CCE and the retention or assumption by CCE, as a subsidiary of TCCC, of $8.88 billion of CCE’s debt. The parties to the transaction believe it would be misleading to emphasize the cash component of the Merger Consideration in isolation from the other components of the value of the Merger Consideration.

25. Please revise the first risk factor on page 33 to identify the “certain” clearances or approvals other than HSR.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 99.

26. Please revise the first two risk factors on page 34 to clearly identify the risk.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 100. The Company advises the Staff that the second risk factor that was located on page 34 has been removed because the material information regarding differences in shareowner rights is disclosed under “Comparative Rights of Shareowners.”

27. Please revise the second bullet point of the last risk factor on page 36 and where appropriate to indicate whether New CCE will be prohibited from issuing common stock for two years after the transaction. Currently the use of “may” in the lead-in sentence is confusing. Please revise accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 102.

Special Factors, page 37

28. Please move the Special Factors section so that it appears in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Response: The Company has revised the Registration Statement in response to the Staff’s comment.

Background of the Merger, page 37

29. We note the discussion relating to the Background of the Merger and the various meetings and phone conversations that took place leading up to the February 25, 2010 execution of the merger agreement. Please revise your background discussion to identify the parties, discussion topics, changes to the negotiated terms, and other material information regarding the substance of material discussions leading to the merger agreement. For example, we note references to:

•	“the specified concept described by CCE” on page 39,

Response to comment 29, bullet 1: The Company has revised the Registration Statement in response to the Staff’s comment at page 20.

•	“the parameters” of such discussions on pages 41, 45 and elsewhere,

Response to comment 29, bullet 2: The Company has revised the Registration Statement in response to the Staff’s comment at pages 22 and 27.

•	“outlined an approach” on page 41,

Response to comment 29, bullet 3: The Company has revised the Registration Statement in response to the Staff’s comment at page 22.

•	“the Affiliated Transaction Committee’s recommendation” on page 41,

Response to comment 29, bullet 4: The Company has revised the Registration Statement in response to the Staff’s comment at pages 23.

•	“certain key” proposed elements on pages 42, 43, 46 and elsewhere,

Response to comment 29, bullet 5: The Company has revised the Registration Statement in response to the Staff’s comment at pages 24 and 28.

•	“financial aspects” on page 42 and elsewhere,

Response to comment 29, bullet 6: The Company has revised the Registration Statement in response to the Staff’s comment at page 24.

•	“the parties’ different views” on page 42,

Response to comment 29, bullet 7: The Company has revised the Registration Statement in response to the Staff’s comment at page 23.

•	“certain of TCCC’s key requirements” on page 43,

Response to comment 29, bullet 8: The Company has revised the Registration Statement in response to the Staff’s comment at page 24.

•	“the criteria for value as established during the December 18, 2009 meeting” on page 45,

Response to comment 29, bullet 9: The Company has revised the Registration Statement in response to the Staff’s comment at page 27.

•	“revised draft merger agreement” on pages 46, 47 and 48, and

Response to comment 29, bullet 10: The Company has revised the Registration Statement in response to the Staff’s comment at pages 28, 29 and 30.

•	“various terms,” “open items,” “open issues” and “items” on pages 46, 47 and 48.

Response to comment 29, bullet 11: The Company has revised the Registration Statement in response to the Staff’s comment at pages 46, 47 and 48.

Currently these references do not convey meaningful information because they do not identify what the material terms were, who discussed them, how or why they changed from previous meetings, and so forth. We provide additional comment below regarding similar disclosure. Please revise accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as described above.

30. In this regard, we note the references on page 42 to “significant disagreement” that remained between the parties with respect to the elements of a possible transaction that would affect value. You do not, however, clarify what the significant disagreements were, what material elements were at stake, what the proposed value was or how the disagreements would affect that value. Please revise accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 24.

31. You reference “larger cash payment” on page 45 but it is unclear where the parties first discussed a cash payment and by how much the proposed payment increased from the previous discussion. Please revise accordingly and briefly address the purpose of the cash payment and who proposed it and the changes to the amount.

Response: The Company has revised the Registration Statement in response to comments 31 and 39 at pages 22, 23, 24 and 27.

32. In several places you reference directions given to management by the Affiliated Transaction Committee for purposes of management’s discussions with TCCC. You do not, however, clarify what those directions were. Please revise accordingly.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 23 and 25.

33. Please revise the bottom of page 39 or where appropriate to address the impact, if any, the financial crisis had on the negotiations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 19.

34. We note that CCE and TCCC representatives discussed a business combination at various times, beginning in 2008. We also note the longstanding contractual and other relationships between CCE and TCCC. Please add disclosure to clarify why the parties decided to have discussions about a business combination at this time.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 18.

35. We note your references on page 39 to “the 120-day operational review.” Please add disclosure briefly describing this review and its purpose.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 20.

36. Please expand your disclosure on page 40 to describe the “new competitive pressures” on CCE.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 21.

37. Please expand your disclosure on page 40 to describe briefly the “structural and operational concepts and alternatives” considered at the June 2, 2009, meeting. Refer to Item 1013(b) of Regulation M-A.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 21 to 22.

38. We note the following sentence on page 40: “The directors then discussed alternatives, including the possibility of a strategic transaction between TCCC and CCE.” Please expand your disclosure to describe the alternatives that were discussed. In this regard, also revise to further clarify the extent to which CCE sought alternatives, such as a spin-off of some operations or a transaction with an unaffiliated party to dispose of the North American operations similar to the transfer to TCCC as proposed in the merger agreement. Also discuss the reasons such alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 21 to 22.

39. We note your disclosure on page 45 regarding the December 18, 2009, meeting and the January 2010 meetings. Please expand your disclosure to clarify how the amount and type of consideration was ultimately determined. In addition, please clarify why the parties decided that the merger consideration should consist of cash and stock.

Response: The Company has revised the Registration Statement in response to comments 31 and 39 at pages 22, 23, 24 and 27 to expand the discussion of how the amount and type of consideration was ultimately determined. The Merger Consideration consists of cash and stock because the Affiliated Transaction Committee determined that the CCE shareowners (other than TCCC) should realize a portion of the transaction value promptly in cash, along with being given the opportunity to participate in the future earnings of the European business through the stock in New CCE.

40. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed all written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, it appears that representatives of Greenhill, Credit Suisse, and Lazard gave presentations on February 21, 2010, yet there is no summary of these presentations.

Response: CCE supplementally advises the Staff that it believes that the proxy statement/prospectus provides a reasonably detailed description of all reports, opinions and appraisals from outside parties materially related to the merger as required by Items 1015(a) and (b) and Item 1016(c) of Regulation M-A, and CCE supplementally confirms to the Staff that all such reports, opinions and appraisals have been filed as exhibits as required by Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.

CCE additionally supplementally confirms that, while Greenhill, Credit Suisse and Lazard reviewed their respective preliminary financial analyses of the Merger Consideration on February 21, 2010, such preliminary financial analyses were substantially similar to analyses, in the case of Greenhill, reviewed with the Affiliated Transaction Committee on February 24, 2010 and, in the case of Credit Suisse and Lazard, included in the February 24, 2010 presentations, which are described in detail in the proxy statement/prospectus. Therefore, CCE believes that these materials have been disclosed as required and that further disclosure would only result in duplicative disclosure. In light of the Staff’s comment, however, with respect to Greenhill, Credit Suisse and Lazard, the Company has added disclosure on page 31 of Amendment No. 1 to the Registration Statement to further clarify that substantially the same financial analyses were reviewed at both the February 21 and February 24 meetings, except that, in the case of Credit Suisse and Lazard, certain data, such as closing stock prices, utilized in the February 21, 2010 financial analyses were as of February 17, 2010 (whereas the February 24, 2010 financial analyses utilized closing stock prices as of February 23, 2010).

41. In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

Response: CCE additionally supplementally confirms that no specific terms or valuations were discussed in any such presentations, other than as disclosed in the Registration Statement. With respect to Greenhill, Credit Suisse and Lazard, the Company respectfully refers the Staff to the response to comment 40 above and advises the Staff that all material portions of Greenhill’s financial analyses reviewed with the Affiliated Transaction Committee, and Credit Suisse’s and Lazard’s respective financial analyses reviewed with the CCE Board, have been disclosed.

42. We note the disclosure on the bottom of page 49 regarding CCE’s determination that the Transaction was substantively and procedurally fair to “CCE’s shareowners (other than TCCC and its affiliates).” Similar references are found elsewhere throughout the proxy statement/prospectus. Please note the staff considers officers and directors of the issuer as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a).

Response: The Company has revised the Registration Statement in response to the Staff’s comments 42, 43 and 44 at pages 5, 32, 34, 39 and 83 and throughout the document to clarify that the conclusions of the Affiliated Transaction Committee, the CCE Board and New CCE regarding fairness refer to fairness to CCE’s unaffiliated shareowners. In reaching these conclusions, CCE, New CCE, the CCE Board and the Affiliated Transaction Committee considered the definition of “affiliate” under the various provisions of the federal securities laws and the Staff’s interpretations thereof.

43. Assuming CCE will revise the disclosure in response to the preceding comment, please address how the CCE Board, or any filing person relying on the Affiliated Transaction Committee’s recommendation or the opinions of Greenhill, Credit Suisse or Lazard, is able to reach the fairness determination as to unaffiliated security holders, given that the Affiliated Transaction Committee’s recommendation and these financial advisors’ fairness opinions addressed fairness with respect to “CCE’s shareowners (other than TCCC and its affiliates),” and in the case of Lazard’s opinion, also addressed fairness with respect to “holders of CCE common stock (other than … holders who have perfected and not withdrawn a demand for appraisal rights).” Please note our discussion in the preceding comment regarding the status of directors and officers as affiliates.

Response: The Company has revised the Registration Statement in response to the Staff’s comments 42, 43 and 44 at pages 5, 32, 34, 39 and 83 and throughout the document to clarify that the conclusions of the Affiliated Transaction Committee, the CCE Board and New CCE regarding fairness refer to fairness to CCE’s unaffiliated shareowners.

CCE supplementally advises the Staff that the CCE Board and the Affiliated Transaction Committee reached their conclusions regarding fairness to CCE’s unaffiliated shareowners after considering all of the factors discussed in the section titled “Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to the Fairness of the Merger,” and the conclusions were not based on any one aspect in isolation, such as the referenced language in the financial advisors’ opinions, and the fact that the financial advisors’ opinions contained the referenced language instead of “unaffiliated shareowners” did not alter these conclusions.

CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and the CCE Board as to Fairness of the Merger, page 51

The CCE Board, page 55

44. The second sentence of the first paragraph of this section states that “[i]n reaching its determination that the Merger Agreement and the Merger are substantively and procedurally fair and are advisable and in the best interests of the unaffiliated shareowners of CCE, the CCE Board determined that the conclusion of the Affiliated Transaction Committee that the Merger Consideration was substantively and procedurally fair to CCE’s unaffiliated shareowners was reasonable and expressly adopted the Affiliated Transaction Committee’s conclusions.” Please revise the disclosure to reflect that the Affiliated Transaction Committee’s conclusion, as noted on page 51 and throughout the proxy statement/prospectus, speaks to fairness to “CCE and CCE’s shareowners (other than TCCC and its affiliates)” as opposed to “unaffiliated shareowners.” Again, refer to our comment above regarding the staff’s view of officers and directors of the issuer as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A.

Response: The Company has revised the Registration Statement in response to the Staff’s comments 42, 43 and 44 at pages 5, 32, 34, 39 and 83 and throughout the document to clarify that the conclusions of the Affiliated Transaction Committee, the CCE Board and New CCE regarding fairness refer to fairness to CCE’s unaffiliated shareowners.

45. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the CCE Board’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the CCE Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the other filing persons referenced in this filing as well as any filing persons added in a future amendment in response to comments one and two above. We note for example that the analysis of the CCE Board does not appear to address the factors described in clauses (i), (ii), (iv) and (vi) of Instruction 2 to Item 1014 and Item 1014(e) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(e) were not considered, please explain why the CCE Board believes the proposed merger is procedurally fair in the absence of such safeguards.

Response: The comment refers to the following factors described in clauses (i), (ii), (iv) and (vi) of Instruction 2 to Item 1014 and Item 1014(e): clauses (i) current market prices, (ii) historical market prices, (iv) going concern value , (vi) purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A; and Item 1014(e) approval of directors: “State whether or not the Rule 13e–3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company.”

CCE and New CCE did not consider current market prices and historical market prices of shares of CCE common stock in reaching their conclusion as to the fairness of the Merger to unaffiliated shareowners of CCE due to the difficulty in determining the extent to which such prices are representative of the values of New CCE and CCE’s North American business operations, respectively.

Additionally, CCE did not calculate a specific going concern value for CCE, New CCE or CCE’s North American operating businesses; however, CCE supplementally advises the Staff that the first two bullet points on page 34 in the section titled “CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to the Fairness of the Merger—The CCE Affiliated Transaction Committee” describe factors considered by the CCE Board’s Affiliated Transaction Committee relating to New CCE as a going concern.

Purchase prices paid in previous purchases disclosed in response to 1002(f) are disclosed, as discussed in response to comment 5, in the Registration Statement under the caption “Interests of Certain Persons in the Merger—Recent Transactions” at page 143, which has been prepared to respond to the overlapping disclosure requirements in Item 11 of Schedule 13E-3 and Item 1008(b) of Regulation M-A. However, the nature of these transactions, relating to settlement of equity compensation awards, does not provide information that indicates a value for either CCE’s European operations, to be owned by New CCE, or CCE’s North American operations, to be retained by CCE. Accordingly, CCE and New CCE did not consider such prices in reaching their conclusion as to the fairness of the Merger to unaffiliated shareowners of CCE.

CCE further supplementally advises the Staff that, with respect to the procedural safeguards in Item 1014 (e), the third, fourth, fifth and sixth bullet points on page 36 and the first three bullet points on page 37 support set forth factors considered by the Affiliated Transaction Committee relating to the role of CCE’s Affiliated Transaction Committee (which is comprised entirely of independent directors who are also not employees of, or consultants to, TCCC) in negotiating and approving the Merger.

Further, as described in response to comments 46 and 47, the CCE Board expressly adopted the analyses and conclusions of the Affiliated Transactions Committee and New CCE expressly adopted the analyses and conclusions of the CCE Board, including the analyses and considerations of these factors.

46. We separately note that the analysis of TCCC and Merger Sub does not appear to address the factors described in clauses (i), (ii), (iii) and (vi) of Instruction 2 to Item 1014 and Item 1014(d) and (e) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(d) and (e) were not considered, please explain why such filing persons believe the proposed merger is procedurally fair in the absence of such safeguards. We also remind you of our earlier comment noting that the current disclosure in the proxy statement/prospectus does not appear to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3 as to New CCE. For example, page 58 of the proxy statement/prospectus only refers to the position of TCCC and Merger Sub, as opposed to also including New CCE, regarding fairness of the Merger.

Response: The Company has revised the Registration statement in response to the Staff’s comments 46 and 48 at page 34 to disclose that the consideration of the transaction and alternatives by New CCE is as described in connection with the consideration of alternatives by CCE, because New CCE is a newly-formed entity that is wholly-owned by CCE and prior to completion of the Transaction, New CCE will have no operations and conduct no business other than in contemplation of the completion of the Transaction. Accordingly, New CCE expressly adopted the conclusions and analyses of the CCE Board.

CCE supplementally advises the Staff that it has been informed by TCCC and Merger Sub that TCCC and Merger Sub did not consider current market prices and historical market prices of shares of CCE common stock in reaching their belief as to the fairness of the Merger to unaffiliated shareowners of CCE due to the difficulty in determining the extent to which such prices are representative of the values of New CCE and CCE’s North American business operations, respectively. CCE further supplementally advises the Staff that it has been informed by TCCC and Merger Sub that TCCC and Merger Sub did not calculate a specific going concern value for CCE, New CCE or CCE’s North American operating businesses; however, CCE supplementally advises the Staff that the third bullet point (and related sub-bullet points) in the section titled “Position of TCCC and Merger Sub Regarding Fairness of the Merger” on page 41 of the proxy statement/prospectus discusses factors considered by TCCC and Merger Sub relating to New CCE as a going concern.

CCE respectfully submits to the Staff that page 43 of the proxy statement/prospectus sets forth disclosure relating to the consideration of net book value by TCCC and Merger Sub in reaching their belief as to the fairness of the Merger to unaffiliated shareowners of CCE. The relevant disclosure is set forth below:

“Further, net book value, which is an accounting concept, was not considered as a factor because TCCC and Merger Sub believe that net book value is not a material indicator of the value of CCE or CCE’s North American operating businesses as a going concern but rather is primarily indicative of historical costs.”

CCE further supplementally advises the Staff that, with respect to the procedural safeguards in Item 1014(d) and (e) of Regulation M-A, the fourth, fifth, seventh and eighth bullet points supporting TCCC and Merger Sub’s belief as to the procedural fairness of the Merger to the unaffiliated shareowners of CCE on page 42 of the proxy statement/prospectus set forth factors considered by TCCC and Merger Sub relating to the role of CCE’s Affiliated Transaction Committee (which is comprised entirely of independent directors who are also not employees of, or consultants to, TCCC) in negotiating and approving the Merger.

47. Note that if the CCE Board has based its fairness determination on the analysis of factors undertaken by the Affiliated Transaction Committee and/or Credit Suisse and Lazard, the CCE Board must expressly adopt these analyses and discussions as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. Currently, disclosure in the first paragraph of the section entitled “The CCE Board” on page 55 only indicates that the CCE Board “expressly adopted the Affiliated Transaction Committee’s conclusions” (emphasis added). Note however, that to the extent (1) the CCE Board did not adopt another person’s discussion and analysis, or (2) the CCE Board did adopt the Affiliated Transaction Committee’s or its financial advisors’ analyses and discussions, but such analyses and discussions do not address each of the factors referenced in the preceding comment, the CCE Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment also applies to disclosure provided in a future amendment in response to the preceding comment as to TCCC, New CCE and Merger Sub, as well as to any filing persons added in response to comments one and two above.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 38.

TCCC’s Reasons for, and Purpose of, the Merger, page 57

48. If TCCC, New CCE and Merger Sub considered alternative means to accomplish the going-private transaction, briefly describe the alternatives and the reasons for their rejection. If you believe such disclosure is already provided as to these entities, please advise.

Response: The Company supplementally advises the Staff that it has been informed by TCCC and Merger Sub that TCCC and Merger Sub did not consider alternative means, other than the transactions contemplated by the Merger Agreement, to accomplish the going-private transaction.

The Company has revised the Registration statement in response to the Staff’s comments 46 and 48 at page 34 to disclose that the consideration of the transaction and alternatives by New CCE is as described in connection with the consideration of alternatives by CCE, because New CCE is a newly-formed entity that is wholly-owned by CCE and prior to completion of the Transaction, New CCE will have no operations and conduct no business other than in contemplation of the completion of the Transaction and, accordingly, New CCE expressly adopted the conclusions and analyses of the CCE Board.

Position of TCCC and Merger Sub Regarding Fairness of the Merger, page 58

49. Please clarify your disclosure as to why the CCE Affiliated Transaction Committee, the CCE Board, TCCC, and Merger Sub did not consider net book value to be a useful indicator of CCE’s value. That net book value is “an accounting concept” or “indicative of historical costs” does not seem to preclude an analysis. In addition, please quantify the going concern value.

Response: CCE supplementally advises the Staff that none of the CCE Affiliated Transaction Committee, the CCE Board, TCCC and Merger Sub considered the net book value of CCE to be a useful indicator of CCE’s value because none of them believed that net book value is a reliable measure of the value of CCE as a going concern, but instead is primarily indicative of historical costs only.

CCE further supplementally advises the Staff that none of the CCE Affiliated Transaction Committee, the CCE Board, TCCC and Merger Sub calculated a specific going concern value for

CCE or CCE’s North American operating businesses. However, the various financial analysis methodologies considered by the CCE Affiliated Transaction Committee and the CCE Board are means of evaluating a company on a going concern basis. See “Special Factors—CCE and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger” and “Special Factors—Opinion of the CCE Affiliated Transaction Committee’s Financial Advisor” beginning on page 46 and “Special Factors—Opinions of CCE’s Financial Advisors” beginning on page 52 of the proxy statement/prospectus.

Public Shareowners, page 61

50. Item 1013(d) of Regulation M-A requires disclosure of the effects of the Rule 13e-3 transaction on CCE, its affiliates and unaffiliated security holders. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders. Please confirm in the disclosure that references in this section to “CCE’s public shareowners” is intended to mean unaffiliated security holders only and not also those holders who are directors and executive officers of CCE.

Response: The Company respectfully submits that the disclosure under this caption is accurate in its description of the effects on all shareowners, including unaffiliated security holders, but not including TCCC and its affiliates, and accordingly provides the information required by Item 1013(d) with respect to the discrete effects described under this caption. The Company additionally submits that the information required by Item 1013(d) is also disclosed throughout the Special Factors section including under the captions “Effects of the Transaction on CCE” at page 43, “Stock Exchange Delisting and Deregistration” at page 44, “Effect on TCCC’s Interest in the Net Book Value and Net Earnings of CCE” at page 44, “Plans for CCE” at page 44, “New CCE Following the Merger” at page 45 and the effects of the transaction discussed in the consideration of the factors considered by the Affiliated Transaction Committee and the CCE Board in evaluating the fairness and recommendations of the Transaction.

51. In addition, disclosure on pages 60 through 62 describes the effects on TCCC’s interest in the net book value and net earnings of CCE but does not include a discussion of other effects, if any, on TCCC, New CCE or Merger Sub or any effects of the going-private transaction on CCE’s directors and executive officers. Please revise to disclose or advise where such disclosure is currently located within the Special Factors section of the proxy statement/prospectus.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 43. In addition, the Company respectfully directs the Staff’s attention to the disclosure under “Effects of the Transaction on CCE” and “Plans for CCE” for a discussion of the effects of the transaction on CCE, TCCC and Merger Sub, and to “New CCE Following the Merger” for a discussion of the effects of the transaction on New CCE.

Certain Forecasts, page 62

52. Please disclose (i) the approximate date on which the forecasts were last updated by management and (ii) the key business and economic assumptions underlying the forecasts. Also, indicate what role, if any, TCCC, its directors, officers or any other filing person added in a future amendment in response to comments one and two above played in formulating these forecasts.

Response: The Company supplementally has provided the following responses and has made corresponding revisions to the Registration Statement at page 46 in response to the Staff’s comment.

(i) The forecasts were last updated by CCE’s management on February 16, 2010 to incorporate 2009 actual results and final 2010 budgets.

(ii) The forecasts were based upon CCE’s most recent three year business plan, prepared in the summer of 2009, which was developed through evaluation of recent business and industry category trends by geographic segment and designed to deliver financial results that were consistent with CCE’s publicly disclosed long-term financial targets. The three-year business plan did not assume any material improvement or worsening of the general economic climate in North America or Europe but did incorporate anticipated marketing/innovation activity, such as a continued focus on expanding the Coke Zero and Vitaminwater brands, and a revitalization of packaging for the Company’s core sparkling brands. The three-year business plan reflected CCE’s plan to generate revenue growth from a balance of volume and pricing determinations; to maintain or improve gross margins by passing through commodity cost increases; and to generate modest improvements in operating margins by utilizing cost control initiatives to limit the growth of operating expenses.

TCCC (and its directors and officers) were not involved in the development of CCE’s forecasts for purposes of the Transaction. However, the North American and European forecasts were based upon CCE’s 2010-2013 three-year business plan that was presented to CCE’s Board in July 2009, including one of CCE’s current directors, Irial Finan, who is an executive officer of TCCC, and John Hunter, a former executive officer of, and consultant to, TCCC, who were both CCE directors at the time the CCE Board approved the Merger Agreement on February 24, 2010 and the Norway-Sweden SPA on March 20, 2010.

TCCC did make available internal forecasts for the Norway and Sweden businesses. However, CCE chose to develop its own forecasts. To develop its forecasts, CCE analyzed historical and forecasted information that was from third-party data providers and conducted site visits to both Norway and Sweden. CCE management then developed forecasts based on its evaluation of brand, category and market share trends, incorporating CCE’s perspective on the health of the Norway and Sweden businesses and how CCE would anticipate managing the Norway and Sweden businesses. CCE’s forecasts for Norway and Sweden were not shared with TCCC.

Opinion of the CCE Affiliated Transaction Committee’s Financial Advisor, page 64

53. We note your statement on page 64 that Greenhill “relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of CCE and TCCC (with respect to the Norway and Sweden Companies) for the purposes of its opinion.” Please note that material information used by Greenhill in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board considered that the financial advisor’s reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Greenhill that it used to formulate its opinion, including the specific assumptions outlined in Greenhill’s fairness opinion and report. This comment applies similarly to the analyses of Credit Suisse, Lazard, and Goldman Sachs.

Response: The Company has revised the Registration Statement at page 31 in response to the Staff’s comment to indicate the CCE Board’s consideration regarding the financial advisors’ reliance upon information provided to the advisors by CCE. The Company confirms that all material projections and underlying assumptions that CCE provided to the financial advisors have been disclosed.

54. We note that the description in the proxy statement/prospectus regarding the material relationships between Credit Suisse and CCE does not provide a narrative and quantitative description of the fees paid or to be paid to Credit Suisse and its affiliates by CCE and its affiliates. Please revise the proxy statement/prospectus to provide such disclosures. This comment applies similarly to Greenhill, Lazard, and Goldman Sachs.

Response: The Company has revised the Registration Statement at pages 52, 57 and 62 in response to the Staff’s comment.

Summary of Greenhill’s Financial Analyses, page 65

Opinions of CCE’s Financial Advisors, page 69

Opinion of TCCC’s Financial Advisor, page 79

55. Please ensure that each report describes the purpose of each analysis and why particular measures, multiples, and ratios were chosen for analysis. If applicable, please include the underlying data, including any mean, average, high and low values and any comparable values for CCE that were considered. In addition, for each report, please identify the companies and transactions that met your selection criteria and disclose any companies or transactions that were excluded and the reasons for their exclusion. Please revise to describe how the results of each analysis support the fairness conclusion.

Response: The Company has revised the Registration Statement at pages 49-51, 55-57, 60-62 and 65-66 in response to the Staff’s comment to describe the purpose of each analysis and why particular measures, multiples, and ratios were chosen and to include, if applicable, underlying data.

With respect to the portion of the Staff’s comment to identify the companies and transactions that met the financial advisors’ selection criteria and to disclose any companies or transactions that were excluded and the reasons for their exclusion, CCE supplementally advises the Staff that, with respect to Greenhill, Credit Suisse and Lazard, no selected companies identified as meeting their selection criteria were excluded from their respective selected companies analyses. CCE additionally advises the Staff, as indicated on pages 49, 55 and 60 of the Registration Statement, that no company or business used in such analyses is identical to CCE or New CCE and that such analyses necessarily involve judgment. In response to the Staff’s comment, the Company has revised the Registration Statement at pages 55, 56, 60 and 61 to further describe the selection criteria and indicate that the selected companies analyses may not necessarily utilize all companies or business that could be deemed comparable to CCE or New CCE.

With respect to the portion of the Staff’s comment to identify the companies and transactions that met the financial advisors’ selection criteria and to disclose any companies or transactions that were excluded and the reasons for their exclusion, TCCC supplementally advises the Staff that, with respect to Goldman Sachs, no selected companies identified as meeting its selection criteria were excluded from its selected companies analysis. TCCC additionally advises the Staff that, as indicated on page 66 of the Registration Statement, no company or business used in such analysis is directly comparable to the North American business of CCE and that such analysis necessarily involves judgment. In addition, in response to the Staff’s comment, the Registration Statement has been revised at page 66 to describe further Goldman Sachs’s selection criteria.

Regarding the portion of the Staff’s comment to describe how the results of each analysis support the fairness conclusion, CCE respectfully submits that it believes the existing disclosure addresses the Staff’s comment. The existing disclosure in the Registration Statement presents the results of each analysis as evaluated, and reviewed with the Affiliated Transaction Committee, the CCE Board or the TCCC Board, as the case may be, by their respective financial advisors in connection with their opinions. Specifically, the disclosure summarizing the material financial analyses performed by Greenhill, Credit Suisse, Lazard and Goldman Sachs reflects the implied per share reference ranges for CCE or the North American business of CCE, as the case may be, derived from the financial analyses (i.e., the results obtained from each analysis) and then directly compares these ranges with the implied per share value of the merger consideration. The Company believes that, by directly comparing the results of each of the analyses against the implied value of the merger consideration, the disclosure indicates how the results of each analysis relate to the conclusion as to the fairness, from a financial point of view, of the merger consideration. In addition, the Company notes the existing disclosure on pages 52, 54, 59 and 67, which states that each of Greenhill, Credit Suisse, Lazard and Goldman Sachs, in arriving at its respective opinion, considered the results of all of the analyses undertaken by it and assessed as a whole.

Regulatory Approvals Required for the Merger, page 84

56. Please revise the fourth to last paragraph on page 85 to include the information required by Item 3(i) of Form S-4.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 69 to update the disclosure relating to regulatory approvals to update the status of the HSR clearance.

Certain Litigation Matters, page 94

57. Please provide us with a copy of each complaint filed in the Georgia Superior Court and a copy of the consolidated complaint filed in the Delaware Court of Chancery.

Response: The Company has provided the requested copies under separate cover.

Financing of the Merger, page 95

58. State the total amount of funds to be used in the transaction. Also furnish a reasonably itemized statement of all expenses to be incurred or estimated to be incurred in connection with the transaction. See Item 1007(a) and (c) of Regulation M-A. Please also advise us when New CCE anticipates having a financing agreement or arrangement in place and your expectation as to providing the disclosure required by Item 1007(d).

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 80. New CCE supplementally advises the Staff that it expects to have financing arrangements in place by the end of the third quarter of 2010.

Solicitation of Proxies and Expenses, page 101

59. We note that solicitations will be made by mail, e-mail, telephone, facsimile, and in person. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company and New CCE confirm their understanding of the requirements of Rules 425, 14a-12 and 14a-6 regarding filing requirements before and after a definitive proxy statement is furnished to security holders, including as discussed in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations Third Supplement, July 2001.

The Merger Agreement, page 103

60. We note the reference to qualifying disclosures on page 103, “which disclosures are not reflected in the Merger Agreement.” We remind you of New CCE’s obligation pursuant to Item 601(b)(2) of Regulation S-K to file schedules to the Merger Agreement if they contain information which is material to an investment decision and which is not otherwise disclosed in the Merger Agreement or the proxy statement/prospectus.

Response: New CCE acknowledges its obligation to disclose information that is material to an investment decision and confirms that all material information regarding the Merger Agreement has been disclosed in the Registration Statement.

61. We note the discussion of the Transition Services Agreement and Other Ancillary Agreements on page 121. It is unclear why you do not discuss or cross reference discussion of the license and incidence agreements. Please revise or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comments 12, 61 and 63 at page 129 to add a cross-reference to the disclosure at page 144 to 145.

Unaudited Pro Forma Condensed Combined Financial Information of CCE North America Operations, page 123

Unaudited Pro Forma Condensed Combined Statement of Operations, page 126

Years Ended December 31, 2009, 2008, and 2007, page 126

62. We note the “New CCE” Subtotal adjustments to arrive at “North America” Total for the years ended December 31, 2008 and 2007. Please revise to include the pro forma adjustments between New CCE and CCE to arrive at the “New CCE” Subtotal for the years ended December 31, 2008 and 2007 along with footnotes which clearly explain the assumptions involved for each pro forma adjustment.

Response: The Company has revised the Registration Statement at pages 135 and 136 to include pro forma adjustments between New CCE and CCE to arrive at the “New CCE” subtotal for the years ended December 31, 2008 and 2007.

Related Party Transactions, page 134

63. We note the reference to the incidence agreement on page 134. Please revise to provide quantitative and qualitative disclosure about the material terms, including the “rate.” Provide disclosure of the pricing terms of any other agreements where TCCC does not have complete discretion to set the price.

Response: The Company has revised the Registration Statement in response to the Staff’s comments 12, 61 and 63 at pages 144 to 145 to disclose the material terms of the incidence pricing agreement. The Company respectfully submits that disclosing the rate for individual products covered by the incidence pricing arrangement would not provide material information to investors and would cause competitive harm to the Company and New CCE by disclosing sensitive proprietary pricing information.

Business of New CCE, page 139

64. Please revise to furnish the information required by Item 102 of Regulation S-K. See Item 14(b) of Form S-4.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 150 regarding description of properties of New CCE and to disclose that New CCE is a newly-formed entity that is wholly-owned by CCE and prior to completion of the Transaction, New CCE will have no operations and conduct no business other than in contemplation of the completion of the Transaction.

65. Please revise to furnish the information required by Item 103 of Regulation S-K. See Item 14(c) of Form S-4.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 150 regarding legal proceedings involving New CCE and to disclose that New CCE is a newly-formed entity that is wholly-owned by CCE and prior to completion of the Transaction, New CCE will have no operations and conduct no business other than in contemplation of the completion of the Transaction.

66. We note your disclosure that New CCE would have generated approximately $850 million of operating income in 2009 on a pro forma basis, including the contributions of Norway and Sweden. This amount does not agree with pro forma operating income of $843 million for 2009 as disclosed on page 150. Please tell us what the difference represents and revise as necessary.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 149 to disclose that the amount is $843 million.

Unaudited Pro Forma Condensed Combined Financial Information of New CCE, page 146

67. We note adjustment (d) increased accrued expenses by $55 million for liabilities that will be assumed by New CCE at closing including New CCE’s portion of CCE’s non-qualified defined benefit plan. Please tell us why these liabilities were not included in the carve-out balance sheet for New CCE. In addition, tell us why there are no corresponding adjustments to equity for accumulated other comprehensive income (loss) relating to pension liabilities, and no adjustments to the combined statement of operations for expenses related to the benefit plan.

Response: As discussed on page F-9 and confirmed by Steven Jacobs in the Division of Corporation Finance, Office of Chief Accountant by letter dated April 13, 2010, New CCE’s carve-out financial statements include the historical results of operations, assets and liabilities attributable to the legal entities that will comprise New CCE as of the effective time of the Merger. These legal entities include all legal entities that were previously part of CCE’s European operations, as well as Coca-Cola Enterprises (Canada) Bottling Finance Company. The Combined Statement of Operations also includes an allocation of corporate expenses related to services provided to New CCE by CCE, including an allocation of pension expense.

The liabilities referred to in footnote (d) on page 159 are obligations of a legal entity that will be owned by TCCC after the Merger. However, pursuant to the Merger Agreement, New CCE will assume certain liabilities, including the nonqualified U.S. pension liabilities associated with individuals who will be employed by New CCE after the Merger. These liabilities are expected to be settled shortly after the Merger closes. The impact of assuming these liabilities is included in the historical Combined Statement of Operations of New CCE and in the New CCE corporate expense amount of $185 million included in the pro forma financial statements. There was no impact recorded in accumulated other comprehensive income since the plan is expected to be terminated for New CCE at the close of the Merger.

68. We note on page F-30 that New CCE had approximately $750 million in cumulative undistributed non-U.S. earnings as of December 31, 2009 for which no provision for U.S. federal and state income taxes had been made in the combined financial statements as earnings from its non-U.S. subsidiaries were considered to be indefinitely reinvested. We further note on pages 149 and 151 that New CCE’s blended tax rate could change based on amounts New CCE may need to repatriate to the U.S. for the payment of dividends, share repurchases, interest on U.S. issued debt, and a portion of salaries for U.S.-based employees, and other costs of corporate-level operations in the U.S. Please tell us if the Merger is structured in such a manner that significantly different results may occur due to changes in your indefinite reinvestment assertion. If so, tell us how you considered Rule 11-02(b)(8) of Regulation S-X and also tell us your consideration of providing pro forma adjustments for such effects.

Response: CCE and New CCE have historically treated foreign earnings as permanently reinvested. This was possible as CCE had U.S. earnings to support its U.S.-based employees, corporate expenses, dividends, and share repurchases. Following the Merger, New CCE will no longer have U.S.-based earnings and expects to repatriate a portion of each current year’s foreign earnings for the payment of dividends, share repurchases, interest on U.S.-issued debt, salaries for U.S.-based employees and other corporate-level operations in the U.S. New CCE expects that the historical earnings will continue to remain permanently reinvested and if the Company does not generate sufficient current year foreign earnings to repatriate in any given year, New CCE expects to have adequate access to capital in the U.S., which would allow it to satisfy New CCE’s U.S.-based cash flow needs. Therefore, historical earnings and future earnings that are not repatriated are expected to remain permanently reinvested and to be used to service foreign operations, foreign debt and fund future acquisitions.

The Company has considered Rule 11-02(b)(8) and has concluded that New CCE’s income tax expense included in the pro forma financial information should not include the U.S. tax impact associated with repatriating future foreign earnings since the amount which may be repatriated is unknown and dependent upon management decisions which will occur subsequent to the Merger. Depending on the amount repatriated, New CCE’s effective tax rate is expected to be between 28 percent and 30 percent in 2011. The Company has revised Note (g) on pages 162 and 164 to reflect its current outlook for the effective tax rate of New CCE for 2011.

69. We note on page F-32 that there are no outstanding share-based awards in any of the legal entities of New CCE. However, it appears that the CCE share-based awards will be converted into New CCE share-based awards. Please provide the disclosures similar to those set forth in FASB ASC 718-10-50 to the extent applicable to provide investors with insight into the amount and nature of equity awards that will be outstanding at the time of the Merger.

Response: The Company has revised the Registration Statement to the Staff’s comment in Note (a) on pages 161 and 163. The Company has reviewed the disclosure requirements of FASB ASC 718-10-50 and has added the applicable disclosures that it believes provide investors insight into the amount and nature of equity awards that will be outstanding at the time of Merger and will be converted into equity awards of New CCE. The Company has not included disclosures specific to the granting of awards (e.g. grant-date fair value, assumptions) since the awards were granted by CCE and not New CCE and the Company does not believe such disclosures would provide material information to investors.

Unaudited Pro Forma Condensed Combined Balance Sheet as of April 2, 2010, page 147

Note (e), page 148

70. We note that adjustment (e) assumes New CCE does not retain any debt. Please clarify whether New CCE has an election to make with respect to how much debt it will assume, and tell us where the description of this aspect of the Merger resides within the “Merger Agreement” section on page 103.

Response: The Company has revised Note (n), which was previously Note (e), of the pro forma financial statements at page 160 in response to the Staff’s Comment to reflect the changed assumption that the third-party debt of CCE that resides in its European business segment, or Coca-Cola Enterprises (Canada) Bottling Finance Company, will be third party debt of New CCE following the Merger. In accordance with the Merger Agreement, TCCC will pay New CCE an amount of cash equal to the principal value of such debt.

Note (g), page 148

71. We note the Acquisition of Norway-Sweden column represents the fair value of assets acquired and liabilities assumed. Please revise to disclose a preliminary calculation of the purchase price and its allocation including: net tangible assets and liabilities acquired, identifiable intangible assets, fair value adjustments to net tangible and intangible assets and liabilities, and costs and fees of the acquisition, as applicable. In addition, provide a narrative description of how you determined the fair value adjustments and disclose any contingent consideration or possibility for adjustment to the purchase price.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 159.

72. Disclose the reasons why the Norway-Sweden purchase price allocation is preliminary and describe the nature of the applicable uncertainties. If you are awaiting any additional information that may impact the measurement of a contingency of Norway-Sweden, please describe clearly the nature of the contingency, identify the information you have arranged to obtain, indicate when the allocation is expected to be finalized and the magnitude of any potential adjustment.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 159.

Note (h), page 148

73. Please disclose what the $269 million payment of cash expected to be received from TCCC represents and how this amount was determined.

Response: The Company has revised the Registration statement in response to the Staff’s comment to expand the disclosure in Note (o)(1) of the New CCE Unaudited Pro Forma Condensed Combined Balance Sheet as of April 2, 2010. The foregoing and the disclosure referenced therein are solely estimates and are subject to the terms of the Merger Agreement and the Norway-Sweden SPA.

74. We note your disclosure of the Payments with Respect to Adjusted Net Working Capital on pages 104-105. Please tell us if your pro forma adjustment to cash and cash equivalents currently includes an estimate of the expected cash to be received from/paid to TCCC for this provision. Also tell us if this payment can be reasonably estimated based on CCE’s North American operations net working capital, as calculated from the April 2, 2010 balance sheet on page 124.

Response: As indicated in response to Comment 73, the Company has revised the Registration Statement in response to the Staff’s comments to include disclosure of the net working capital adjustment based on the pro forma financial statements. The net working capital adjustment for North America can be reasonably estimated based on the working capital of the CCE North American operations, as calculated from the April 2, 2010 balance sheet on page 132, with consideration to the following adjustments: (i) exclude current deferred income tax assets of $156 million; (ii) exclude the current portion of debt of $880 million; and (iii) reduce the derived net working capital by $84 million for certain excluded items and other defined adjustments.

The foregoing and the disclosure referenced therein are solely estimates and are subject to the terms of the Merger Agreement.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 149

75. We note on page 59 that as of the effective time of the Merger, TCCC and New CCE will enter into a ten-year bottling agreement, providing for a ten-year renewal under certain conditions, on substantially similar terms to those existing at the time of the Merger Agreement for Great Britain, continental France, Belgium, the Netherlands, Luxembourg, Sweden and Norway, and TCCC and New CCE will enter into a 5-year incidence pricing arrangement. Please tell us your consideration of providing pro forma adjustments for the effects of each new agreement.

Response: The Company has not reflected any adjustments in New CCE’s pro forma financial information for the new Bottling Agreements or incidence pricing arrangement since such adjustments would not have had a material impact on New CCE’s results of operations for the periods presented.

76. We note on page 120 that under the tax sharing agreement, New CCE generally will be responsible for taxes attributable to any member of the New CCE group, taxes for any pre-closing period attributable to any member of the CCE group or the European business and taxes resulting from the Merger and Separation and certain related transactions. Please tell us if you reasonably expect the tax sharing agreement to have a discrete material impact for which disclosure of pro forma information would be material to investors.

Response: The Company has revised the Registration Statement in note (o) at page 160 to include the expected impact of the tax sharing agreement in New CCE’s Pro Forma Condensed Combined Balance Sheet.

77. We note on page 121 the transition services agreement, and separate agreements to be entered into prior to the closing of the Transaction for the provision of certain aviation services and sublease of two floors at 2500 Windy Ridge Parkway. Please tell us your consideration of providing pro forma disclosure for the effects of these agreements.

Response: The Company has included in the expected New CCE annual corporate costs of $185 million, as discussed in footnote (f) on page 164, the costs associated with the transition services agreement, the provision of certain aviation services and sublease of two floors at 2500 Windy Ridge Parkway.

78. We note on pages 106-107 that equity awards held by employees of CCE will be replaced with equity awards tied to the common stock of TCCC. Please clarify that the disclosure to equity awards held by employees continuing in employment with CCE refers to the CCE that will be a subsidiary of TCCC and not New CCE that will be renamed Coca Cola Enterprises, Inc. In addition, tell us whether any compensation expense will arise as a result of equity award replacements and explain to us the basis for that conclusion. In your response, please provide us with an example of how the conversion ratio would be applied.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 113. The Company does not expect the equity award replacements for employees of New CCE to result in a material difference in compensation expense due to the fact that the conversion is designed to maintain the same aggregate intrinsic value and ratio of intrinsic value to fair value for the converted awards and the Company currently expects the Black-Scholes assumptions used to estimate fair value will be materially consistent immediately before and after the conversion.

The following example illustrates how the equity conversion ratio will be applied. Assume that the closing price of CCE stock immediately before the date of merger is $30, the closing price of TCCC stock is $50, and that a continuing CCE employee holds an option to purchase 100 shares of CCE stock for a $20 per-share exercise price. The CCE option will be converted into a TCCC option. The conversion ratio will be $30/$50. The option to purchase 100 shares of CCE stock will be converted into an option to purchase 60 shares of TCCC stock, determined by multiplying 100 by $30/$50. The exercise price for the TCCC option will be $33.33, determined by multiplying $20 by $50/$30.

Three Months Ended April 2, 2010, page 149

79. Please disclose how you arrived at the pro forma weighted average common shares outstanding for each period presented.

Response: The Company has revised Note (a) in the Registration Statement at page 161 in response to the Staff’s comment to clarify the determination of the pro forma weighted average common shares outstanding.

Note (a), page 149

80. We note that the actual basic and diluted common shares outstanding for New CCE as an independent company could be materially different from these estimates. It appears based on the disclosure on page 106 that the number of CCE equity awards to be issued is contractually determined under the Merger Agreement. Please clarify why your calculations of weighted-average common shares outstanding are subject to estimate.

Response: The Company has revised Note (a) in the Registration Statement at page 161 in response to the Staff’s comment.

81. We note that New CCE expects diluted weighted average common shares outstanding at closing to be 350-360 million which appears higher than the amount currently disclosed of 325 million and 319 million for the three months ended April 2, 2010 and year ended December 31, 2009. Please tell us why your diluted weighted average common shares outstanding at closing will increase and revise to disclose the reason(s) for the increase.

Response: The Company expects the number of New CCE diluted weighted-average common shares outstanding at closing to be larger than the estimated number of diluted shares outstanding disclosed in its pro forma financial statements due the following: (1) increases in CCE’s share price and share option exercises since the announcement of the Merger on February 25, 2010 and (2) additional option exercises expected prior to the consummation of the Merger. The Company has revised Note (a) in the Registration Statement at page 161 to include this additional information.

Note (d), page 149

82. We note that the historical statements of operations of the Norway and Sweden Companies have been adjusted for the incremental depreciation and amortization associated with the fair value step-up in property, plant, and equipment and customers relationships through acquisition accounting (preliminary estimate). Please revise your footnote to disclose the amount of incremental adjustments to depreciation and amortization in your pro forma statements of operations for the three months ended April 2, 2010 and year ended December 31, 2009.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 162.

Note (f), page 149

83. We note your estimated interest rate of five percent related to the issuance of new debt at closing to acquire the Norway and Sweden Companies and to pay the Cash Consideration. Please tell us if the five percent represents the current interest rate or the interest rate for which you have a commitment. To the extent a rate other than the current or committed rate is used, we believe that prominent disclosure of the basis of presentation, and the anticipated effects of the current interest rate environment should appear in the introduction to the pro forma financial statement and wherever pro forma information is provided. Please revise as necessary.

Response: New CCE does not currently have any debt commitments. However, New CCE has estimated the expected interest rate on debt issuances that will be used to finance the Norway-Sweden Acquisition and to pay the Cash Consideration based upon New CCE’s expected credit rating, current market conditions and other factors. The estimates vary based on the tenure of the debt, currency of the debt as well as the market in which the debt is placed. Based on this data, New CCE selected a rate that was representative of the varied issuances New CCE plans to enter into based upon current market conditions and provided disclosure on the impact of changes to the interest rate assumption. Actual rates could deviate from this estimate depending on market conditions at issuance and the ultimate portfolio of instruments New CCE ultimately issues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of New CCE, page 153

84. We note on page 139 that you expect New CCE to operate with a net debt to EBITDA ratio of 2.5 to 3.0 times. One of the principal objectives of Management’s Discussion and Analysis (“MD&A”) is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether EBITDA represents a key measure by which you manage your business, and if so, expand MD&A to disclose and analyze your performance under this measure. Alternatively, tell us why that analysis would not be material to an investor’s understanding of your business. Refer to FRC 501.12.b.1. for additional guidance.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 149. As disclosed at page 149, New CCE does not consider EBITDA an important supplemental measure of its performance, but New CCE presents EBITDA here because it is frequently used by securities analysts and investors in the evaluation of companies.

Income Tax Expense, page 164

85. We note on page 151 that you expect New CCE’s effective tax rate to be 30% based on preliminary estimates of future earnings to be repatriated after closing. Please expand your analysis of income tax expense to explain how your effective tax rate in the past is not indicative of what you expect to realize in the future as a result of the repatriation of future earnings. In addition, describe why you will repatriate earnings in the future where you have not done so in the past.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 177 to disclose that New CCE expects its effective tax rate to be approximately 22% in 2010 and 28% to 30% in 2011. New CCE’s 2011 effective tax rate is expected to higher than 2010 due to the U.S. tax impact associated with the repatriating foreign earnings. New CCE has historically treated its earnings as permanently reinvested. Following the Merger, New CCE expects historical earnings to remain permanently reinvested and to repatriate a portion of each current year’s foreign earnings for the payment of dividends, share repurchases, interest on U.S.-issued debt (if any), salaries for U.S.-based employees and other corporate-level operations in the U.S. See also the response to comment 68.

Quantitative and Qualitative Disclosures About Market Risk, page 172

86. Please revise to provide sensitivity analysis disclosures with respect to currency exchange rates or explain to us why you believe such disclosure is not necessary.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 185 to disclose that New CCE estimates that a 10 percent change in currency exchange rates would have changed its operating income for the year ended December 31, 2009 by approximately $90 million.

Contingencies, page 180

87. We note on page 94 disclosure of several putative stockholder class action complaints. Please describe who will bear the costs to defend against this litigation and whether you expect the costs to have a material impact on the results of operations and cash flows of New CCE.

Response: The Company has revised the Registration Statement in response to the Staff’s comment at pages 80 and 193.

Directors and Executive Officers of New CCE, page 181

Executive Compensation of New CCE, page 184

88. We note your references to information in CCE’s annual meeting proxy statement throughout these sections. It does not appear that you can incorporate by reference from CCE’s proxy statement the information required by Items 18(a)(7)(i) and (a)(7)(ii) of Form S-4. Please advise or revise.

Response: As noted in response to comment 6, counsel to the Company have been in separate ongoing discussions with the Staff of the Office of Chief Counsel regarding New CCE’s Form S-3 eligibility.

Assuming for purposes of this response that New CCE is S-3 eligible, CCE believes that incorporation by reference of this information would be permitted by Item 18(b) of Form S-4, which provides that “[i]f the registrant or the company being acquired meets the requirements for use of Form S-3, any information required by paragraphs (a)(5)(ii) and (7) of this Item with respect to such company may be incorporated by reference from its latest annual report on Form 10-K.” The only historical compensation information for the officers and directors of New CCE is the information previously disclosed by CCE about them as directors and officers of CCE. CCE’s Form 10-K, which incorporates the relevant portions of its proxy statement, is already incorporated by reference into the Form S-4. Incorporation by reference avoids unnecessary duplicative disclosures, thereby improving the quality of the information provided to shareowners.

Where You Can Find More Information, page 197

89. Please revise where appropriate to furnish the information required by Item 101(e) with respect to the registrant. In this regard, we note the statement that the offering document “constitutes a prospectus of New CCE.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment at page 210.

Financial Statements, page F-1

90. It appears that the acquisition by New CCE of the Norway-Sweden companies is conditioned upon the Merger as discussed in the S-4. Please tell us how you considered Rule 3-05(a)(3) of Regulation S-X in determining whether the financial statements of the Norway-Sweden companies should be presented by virtue of their businesses being related to the businesses of the European operations of CCE. If you conclude that the Norway-Sweden financial statements should be provided in the S-4, please note that they do not meet the criteria for combination with the New CCE financial statements.

Response: The Company has concluded that financial statements of the Norway-Sweden companies are not required since none of the significance conditions as outlined in Rule 3-05(a)(3) of Regulation S-X is greater than 20%.

The following summarizes the Company’s analysis of the significance tests ($ in millions):

	Norway-Sweden	New CCE	Ratio
Asset Test(A)	$667	$7,972	8%
Investment Test	$822	$7,972	10%
Income Test(A)	$48	$727	7%

(A)	Represent historical financial information of Norway-Sweden.

Notes to Combined Financial Statements

Note 9. Employee Benefit Plans (Benefit Plan Contributions), page F-29

91. We note New CCE’s total pension and other postretirement contributions of $87 million for the year ended December 31, 2009. We further note the non-U.S. pension contributions of $152 million for the year ended December 31, 2009, as disclosed on page 88 of CCE’s December 31, 2009 Form 10-K. Please tell us why International CCE’s pension contributions are lower than CCE’s non-U.S. contributions.

Response: In CCE’s December 31, 2009 Form 10-K, the non-U.S. pension contributions include $65 million of contributions made to CCE’s pension plans in Canada. These pension plans are part of the Canada operating company, which will be owned indirectly by TCCC after the Merger and will not be included in the legal entities that will comprise New CCE. The following table summarizes the pension contributions disclosed in CCE’s Form 10-K and for New CCE in the Registration Statement ($ in millions):

	CCE Per Form 10-K	New CCE per Form S-4
Europe	$87	$87
Canada	65	—
Total Non-U.S.	$152	$87

Note 10. Income Taxes, page F-30

92. We note New CCE’s income before income taxes of $629 million for the year ended December 31, 2008. We further note the non-U.S. loss before income taxes of $422 million for the year ended December 31, 2008 which includes a noncash franchise license impairment charge of $1,046 million, as disclosed on page 89 of CCE’s December 31, 2009 Form 10-K. Please tell us how you considered this impairment charge in the preparation of your carve-out financial statements.

Response: The noncash franchise license impairment charges related to the Canadian operations, a legal entity that will be owned by TCCC after the Merger and will not be included in the legal entities that will comprise New CCE. Therefore, we excluded the noncash franchise license impairment charges from New CCE’s carve-out financial statements.

Note 13. Operating Segment, page F-32

93. We note on page F-9 that as of the effective time of the Merger, New CCE will be comprised of the legal entities that were previously part of CCE’s European operations, as well as Coca-Cola Enterprises (Canada) Bottling Finance Company. Please tell us:

a.	the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9;

Response to comment 93, part a: The Company has identified the Europe segment as the only operating segment for New CCE in accordance with FASB ASC 280-10-50. In conducting this assessment, the Company considered the guidance presented in FASB ASC 280-10-50-1, in that its Europe segment (1) engages in business activities from which it earns revenues and incurs expenses; (2) has its operating results regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and (3) has discrete financial information available. This guidance has been considered in the historical context of CCE. These conclusions continue to be appropriate for New CCE as there have been no changes and there are no current plans to change the Company’s internal reporting and organizational structure. The following is a discussion of the facts supporting this conclusion.

First, New CCE considered who the CODM will be for the new organization, and second, how the CODM will make resource and performance decisions for New CCE.

The Chief Executive Officer (“CEO”) will be New CCE’s CODM because the CEO ultimately will allocate resources to and assess the performance of New CCE. The CODM’s resource allocation decisions will be focused on deciding whether or not to invest in the European business, return amounts to shareowners, or fund future acquisitions. The CEO currently has the ability to make resourcing decisions and establish the strategic operating priorities of the Company through involvement in the review, approval, and informational process of significant transactions, agreements, and business decisions, a practice that will continue at New CCE. As in the current CCE structure, each of the business units in Europe (Great Britain, France, Belgium/Netherlands/Luxembourg, with the addition of Norway and Sweden) are expected to report to the President of the European Group (EU President). The EU President is the segment manager (as defined by FASB ASC 280-10-50-7) and will maintain regular contact with the CODM. However, because material decisions are the responsibility of the CEO through the Company’s Chart of Authority and reporting hierarchy (he can overrule decisions of the EU President, and is the highest ranking officer in the company), New CCE has determined that the CEO meets the definition of the CODM as per FASB ASC 280-10-50-5.

The CODM will be presented with operational results at the European level. This is currently the practice for CCE (to present results to the CODM by CCE’s North American and European operating segments), and New CCE expects to continue to present European level results.

The CEO currently reviews the following information to evaluate the business on a regular basis (North American information excluded):

(1)	Consolidated external financial statements

(2)	Consolidated internal financial statements

(3)	Europe financial results (consolidated)

(4)	Corporate financial results

These reports will also be the ones the CEO will receive in the future for New CCE. Therefore, the Company has confirmed that the CEO, as CODM, will review the financial and operating results at the Europe level. In assessing FASB ASC 280-10-50-2, the Company has considered whether certain of New CCE’s products will represent operating segments. While the CODM has historically reviewed, and will most likely continue to review, volume data by brand (sparkling vs. still), channel (on-premise vs. home), package (cans vs. PET), and consumption (single-serve vs. multi-serve), discrete financial information (i.e. a measure of profit or loss) will not be available for these categories. As such, this information is not a proxy for the operating results and resource and performance decisions are not made based on this information.

Additionally, the Company has confirmed that at the time of completion of the Merger, New CCE will not have the system capabilities to generate financial reports reflecting operating results at the brand, channel, package, or consumption level. As such, discrete financial information by brand, channel, package, or consumption will not be regularly reviewed by the CODM to make decisions about resource allocation and assessing performance. By reference to FASB ASC 280-10-50-1(c), these products will not be operating segments.

In conclusion, based on its considerations of FASB ASC 280-10-50, the Company has identified one operating segment for New CCE, which is its Europe segment. The Company will reassess this conclusion if the underlying facts change.

b.	the factors used to identify reportable segments; and

Response to comment 93, part b: Because the Company has identified only one operating segment, the aggregation considerations in FASB ASC 280-10-50-10 11 do not apply to New CCE.

The Company has elected to include a Corporate column in its disclosures for purposes of reconciling to the consolidated New CCE results and because management believes this information to be useful to the readers of the financial statements in accordance with ASC 280-10-50-12. The Corporate column for New CCE will initially include, almost exclusively, the U.S. operating expenses related to various functionalized activities including Finance, Legal, Human Resources, Public Affairs, and Information Technology, as well as mark-to-market gains/losses related to the Company’s non-designated hedges. However, the Company has determined that Corporate is not an operating segment as defined in FASB ASC 280-10-50-1 and 50-4, as it does not engage in any significant business activities that generate revenue, and solely exists to support the operations of Europe.

c.	the basis for aggregating all identified operating segments into one reportable segment given the aggregating criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

Response to comment 93, part c: As noted in sections (a) and (b) above, New CCE will only have one operating segment. As such, the New CCE did not aggregate operating segments to derive its reportable segment.

94. Please tell us how you considered the requirements of FASB ASC 280-10-50-41 (Information about Geographic Areas) and 50-42 (Information about Major Customers) with respect to New CCE.

Response: FASB ASC 280-10-50-41 states that New CCE must identify revenue from external customers attributed to its country of domicile (United States) and all foreign countries in total (Europe). This is presented within New CCE’s Segment Footnote (Note 13), where net operating revenues are shown for Europe and Corporate, with Corporate being the only entity in the United States that could potentially generate revenue. This guidance also requires New CCE to disclose revenue from individual foreign countries, if material. New CCE has supplied this information as footnote A to the numerical table contained in Note 13, which shows the percentage of Europe’s net operating revenue generated by Great Britain, France, Belgium, and the Netherlands during each year presented. Furthermore, FASB ASC 280-10-50-41 also states that New CCE disclose the basis for attributing revenues to individual countries. This is addressed within Note 1 to the financial statements, where New CCE identifies the three criteria New CCE uses to recognize revenue. Because each country maintains a separate ledger, the country that meets the criteria listed will record revenue, and no allocation is required.

FASB ASC 280-10-50-41 also requires New CCE to disclose long-lived assets located in the its country of domicile (United States) and located in all foreign countries in total in which New CCE holds assets. This information is presented in Note 13, where long-lived assets are separated by its Europe and Corporate segments (as Corporate is the only entity that can hold assets in the United States). Furthermore the guidance states that if assets in an individual foreign country are material, those shall also be separately disclosed. New CCE has supplemented Note 13 with a footnote to the numerical table presented which shows New CCE’s segment information.

FASB ASC 280-10-50-42 requires that a public entity provide information about the extent of its reliance on its major customers, particularly if revenues from a single external customer amount to 10 percent or more of New CCE’s revenues. New CCE has addressed this disclosure requirement within Note 13, paragraph 1, which states that “no single customer accounted for more than 10 percent of the Company’s 2009, 2008 or 2007 net operating revenues.”

Part II

Exhibits 2.1 and 2.2

95. We note that the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Please include an agreement to furnish a copy of any omitted schedule to the Commission upon request.

Response: The Company has revised the Registration Statement exhibit index in response to the Staff’s comment.

Exhibit 99.1

96. Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

Response: The Company has revised the form of proxy card in Exhibit 99.1 to indicate that it is a preliminary copy.

Item 22. Undertakings

97. Please tell us why you do not include the undertakings in Items 512(a)(5) and (a)(6) of Regulation S-K.

Response: The Company has revised the undertakings in response to the Staff’s comment.

* * * * *

Each filing person acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding these matters may be directed to Daniel Zimmerman by facsimile at (212) 378-2454 or by telephone at (212) 701-3777, Helene Banks at (212) 701-3439 or Jonathan Mark at (212) 701-3100.

Very truly yours,

/s/ Helene R. Banks
Helene R. Banks

cc:	John R. Parker, Jr. (Coca-Cola Enterprises Inc.)
Martha E. McGarry (Skadden, Arps, Slate, Meagher & Flom LLP)
Sean C. Doyle (Skadden, Arps, Slate, Meagher & Flom LLP)
Gerard M. Meistrell (Cahill Gordon & Reindel LLP)
Jonathan I. Mark (Cahill Gordon & Reindel LLP)